SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated December 14, 2011

Press Release dated December 15, 2011

Press Release dated December 20, 2011

Press Release dated December 22, 2011

Press Release dated December 22, 2011

Press Release dated December 23, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: December 31, 2011

Eni signs an agreement with the Republic of Kazakhstan
for the settlement of existing disputes
and the entry of KMG in the KPO consortium

San Donato Milanese (Milan), December 14, 2011 - Today in Astana, the companies forming the Karachaganak Petroleum Operating BV consortium (KPO): Eni (co-operator 32.5%), BG Group (co-operator 32.5%), Chevron (20%) and Lukoil (15%), signed a binding agreement with the Republic of Kazakhstan for the settlement of all the existing disputes and the entry of the national oil company KazMunaiGaz (KMG) in the consortium.

The agreement signed today represents a further step forward towards the strengthening of the cooperation between the parties to support the future development phases of the field that will result in a material increase of the current production.

KMG will acquire a 10% stake in the project which will be released pro rata by all the members of the consortium for a net consideration of 1 billion dollars. The payment will be financed through a loan provided by the consortium to the Republic of Kazakhstan. The loan will be secured and re-paid from the revenues on the 10% equity interest acquired by KMG.

As part of the agreement the Republic of Kazakhstan will allocate up to 2 million metric tons per year of preferential capacity rights in the CPC for transportation of liquids produced by the Karachaganak field until the end of the concession agreement in 2037.

The transaction is expected to be completed and to become effective by the June 30, 2012.

Karachaganak is a liquid and gas giant field with recoverable reserves of 5 bboe. In 2010, production of the Karachaganak field averaged 228 kbbl/d of liquids (65 net to Eni) and 812 mmcf/d of natural gas (237 net to Eni).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors

San Donato Milanese (Milan), December 15, 2011 - At today's meeting, Eni’s Board of Directors has adopted the recommendations on remuneration of the Corporate Governance Code for Listed Companies approved in March 2010, and has moreover decided to implement the changes to the same recommendations which were recently introduced in the new edition of the Code in December 2011. As a consequence, the Regulation of the Compensation Committee was therefore changed.

In the report on corporate governance and shareholding structure, which will be published in 2012, detailed information will be provided on the application of these recommendations.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Umberto Vergine is the new COO of Eni Gas & Power Division

San Donato Milanese (Milan), December 20, 2011 - Following a deliberation of the Board of Directors, Umberto Vergine has been appointed Chief Operating Officer of Eni Gas & Power Division, starting from January 1, 2012.

Domenico Dispenza will be assigned to other office.

Eni thanks Domenico Dispenza for the activity carried out and the results achieved as COO of the Gas & Power Division.

The curriculum of Umberto Vergine is available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni completes the sale of its participation in TAG

San Donato Milanese (Milan), December 22, 2011 - Today Eni has finalized the agreement signed with Cassa depositi e prestiti (CDP) and announced on June 10, 2011 for the sale of 89% of the existing shares in Trans Gasleitung Austria GmbH ("TAG"), the company owning the transport rights for the Austrian section of the pipeline that connects Russia to Italy.This corresponds to 94% of the economic rights currently held in TAG.

The sale is part of the commitment made to the European Commission on the September 29, 2010. The total payment to Eni is approximately euro 710 million, of which euro 533 million is attributable to the transfer price of the participation and euro 177 million to the repayment of shareholder loans provided by Eni to TAG.

Ship-or-Pay contracts between Eni and TAG remain in place.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Financial Calendar 2012

Review and announcement of 2012 financial results

San Donato Milanese (Milan), December 22, 2011 - Eni announces the dates for the publication of its 2012 financial results as approved by the Board of Directors and at the Shareholders’ Meeting:

Fourth quarter 2011 results and preliminary financial statements as at December 31, 2011 Dividend announcement for the 2011 financial year	Board of Directors review	February 14, 2012
	Press release and conference call*	February 15, 2012
Eni consolidated financial statements as at December 31, 2011 and Eni SpA draft financial statements as at December 31, 2011 Dividend proposal for 2011	Board of Directors approval	March 15, 2012
	Press release and strategy presentation	March 15, 2012
First quarter 2012 results	Board of Directors review	April 26, 2012
	Press release and conference call*	April 27, 2012
Eni SpA financial statements as at December 31, 2012	Ordinary Shareholders' Meeting	April 30, 2012 (first call) May 8, 2012 (second call)
	Press release	April 30, 2012 or May 8, 2012

Second quarter 2012 results and interim financial report as at June 30, 2012 Interim dividend announcement for the financial year 2012	Board of Directors approval	July 31, 2012
	Press release and conference call*	August 1, 2012
Board resolution on 2012 interim dividend	Board of Directors approval	September 13, 2012
	Press release	September 13, 2012
Third quarter 2012 results	Board of Directors review	October 29, 2012
	Press release and conference call*	October 30, 2012

_____________________

* Press Releases will be issued in the morning (non trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The balance of the dividend for the 2011 financial year will be paid on May 24, 2012 (ex-dividend date: May 21, 2012) and the interim dividend for the 2012 financial year will be paid on September 27, 2012 (ex-dividend date: September 24, 2012).

Any amendments to the above calendar will be notified to the market.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni signs strategic agreement for the gas development
of Perla super-giant field in Venezuela

The agreement marks the start of the development activities of the field, one of the largest discoveries in the world.

Caracas (Venezuela), December 23, 2011 - The Minister of Petroleum and Mines of Venezuela and President of PDVSA, Rafael Ramírez, Eni's CEO, Paolo Scaroni, and Repsol’s CEO, Antonio Brufau, signed today the Gas Sales Agreement (GSA) for the commercial development of the super-giant field Perla in Venezuela, one of the world’s largest gas fields that has been discovered in recent years. The agreement, to be followed by the award of key contracts, marks the start of the development activities in the field.

The Perla field, located in the Cardón IV block in the Gulf of Venezuela, 50 kilometers from the shore in a water depth of 60 meters, was discovered in 2009 and subsequently four successful appraisal and delineation wells have been drilled. The current estimate of gas in place is of approximately 17 Trillion cubic feet (Tcf), or 3.1 billion barrels of oil equivalent.

The Cardón IV block is licensed and operated by the Joint Operating Company "Cardón IV S.A.", owned by Eni (50%) and Repsol (50%). The Venezuelan state company Petróleos de Venezuela SA (PDVSA) owns a 35% back-in right to be exercised in the development phase, and at that time Eni and Repsol will each hold a 32.5% interest in the project, which will then be jointly operated by the three companies.

The Gas Sales Agreement, signed with PDVSA Gas, SA (a subsidiary of PDVSA), will be in place until 2036. It will provide Venezuela with a further gas source to sustain the growth of the domestic gas market for power generation, refining, petrochemical and heavy oil upgrading projects. The total commitment quantities under this agreement are approximately 8.7 Tcf (1.6 billion barrels of oil equivalent), according to three subsequent production phases planned: Phase I at 300 million standard cubic feet per day, Phase II at 800 million scfd and Phase III at 1,200 million scfd.

Following the execution of the Gas Sales Agreement, Cardón IV will proceed to the Final Investment Decision (FID) for Phase I, which includes the utilization of the wells already drilled and the installation of light offshore platforms linked through a gas pipeline to a Central Processing Facility (CPF) located onshore.

Phase I has an estimated cost of USD$ 1.4 billion, incorporating some of the investment necessary for subsequent phases (mainly for pipeline and platforms).

Phase II and III will require additional drilling from the platforms installed in Phase I, and the expansion of the CPF processing capacity.

The huge reserves of the Perla field also create the opportunity for a gas export project. A preliminary agreement has been reached to jointly evaluate export options as well as countries of destination.

Separately, as further evidence of the strategic relationship between the two companies, PDVSA and Eni Trading & Shipping have signed a Memorandum of Understanding to create a joint team for crude oil and petroleum products marketing and shipping.

Eni is also present in Venezuela through its participation in the Junín-5 heavy oil block (PDVSA 60%, Eni 40%), located in the Faja of Orinoco, which holds 35 billion boe of certified oil in place. Junin-5 is jointly operated by two Mixed Enterprises: PetroJunín for the development and production, and PetroBicentenario for the downstream portion, which includes the construction of a refinery in the Jose Industrial Complex. Eni also holds a participation in Petrosucre, the Operating Company which runs the offshore Corocoro field (PDVSA 74%, Eni 26%), with a net production of approximately 10,000 barrels of oil per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com